FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

This announcement replaces the original announcement released on 11 May 2012 at 15.25 (RNS No: 2041D)

Due to an administrative error by the Administrators of the US Retirement Savings Plan (The Plan), the change in one of the under-mentioned Persons' notional allocation of American Depositary Shares (ADSs) indicated with an asterisk (*) below, was incorrectly stated in the announcement made on 11 May 2012.

Save as disclosed above, all other details remain unchanged. The full amended text is shown below.

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Following a revaluation of the cash element of the notional investment held within the US Retirement Savings Plan (The Plan), which is notionally held in GSK American Depositary Shares (ADSs), the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned Persons on 11 May 2012 of an increase in the notional allocation of ADSs on 10 May 2012 at a price of $45.50 per ADS:-

Director/PDMR	Number of ADSs	Connected Person	Number of ADSs
Dr M M Slaoui	11	Dr K Slaoui	9
Mr W C Louv	16	-	-
Dr D Pulman	29	-	-
Mr E J Gray	22*	-	-
Mrs D P Connelly	1	-	-

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

11 May 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 21, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc